

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 8, 2010

William P. Donnelly
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, OH 43240

> **Re: Mettler-Toledo International Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed February 9, 2010**
> **File No. 001-13595**

Dear Mr. Donnelly:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Jeff Jaramillo
                    Accounting Branch Chief